

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2022

Rodolfo Guerrero Angulo
President
Tofla Megaline Inc.
Manzanillo 33. Local E, Col. Roma Norte
Mexico, 06700

> **Re: Tofla Megaline Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed June 14, 2022**
> **File No. 333-260430**

Dear Mr. Angulo:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 10, 2022 letter.

Amendment No. 4 to Form S-1 filed June 14, 2022

Plan of Operation, page 20

1. We note your disclosure on page 20 and on your website that the company is introducing high-performance microprocessors. Your disclosure states that the microprocessors "are capable of operating in a wide range of temperatures and can operate autonomously for long periods of time," suggesting that you have already completed development of the microprocessors. If true, revise to clarify that you have not yet developed the microprocessors. Please also discuss whether management expects supply chain disruptions to materially affect your outlook or business goals in light of the global chip shortage.

General

2. We note that your response to prior comment 2 states that "management is of the opinion that the registrant would not be deemed as a shell company." Disclosure on page 4 asserts that "Tofla Megaline is not a 'shell company'." Please revise your disclosure to clarify that this assertion represents the belief of your management. Additionally, please include risk factor disclosure that highlights the potential consequences to the company if it is determined that you are a "shell company."

3. Disclosure above the table of contents indicates that the prospectus is dated June 14, 2021 (emphasis added). Please revise to correct this apparent error.

You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jack Brannelly, Esq.